File No. 82-34835

March 30, 2006

NTT URBAN DEVELOPMENT
CORPORATION
(Tokyo Stock Exchange (First Section)
Code No. 8933)

SUPPL

Notice Concerning Completion of the Creation of "NU-1 Fund", the First Series of NTT Urban Development Corporation's Fund and Commencement of the Operation thereof

Notice is hereby provided that today NTT Urban Development Corporation (hereinafter referred to as the "Company") (President: Kiyoshi Mita; Location of Head Office: Akihabara UDX, 14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo) has completed the creation of "NU-1 Fund", the Company's first real estate fund to lead, and commenced the operation thereof.

Upon completion of the creation of the Fund, the Company will actively respond to (i) utilization thereof as a way out for the office building development and sales business of the Company, (ii) obtaining steady income such as AM/PM fee (fee business income) and (iii) expansion of business opportunities such as acquisition of properties and joint venture.

1. Outline of the Fund

(i) Concept

- to aim for a stable investment fund (the internal rate of return being 7% or more) based on office and residential buildings in major cities throughout Japan, mainly in the metropolitan area.

- to constitute the portfolio of properties assigned by the Company and properties acquired from third parties and expand the fund size by acquiring additional properties.

(ii) Operation Period

3 years

(iii) Fund Size

Initially approximately 11.7 billion yen

(iv) Equity Contribution

Initially approximately 3.3 billion yen

2. Players, Etc.

(i) Creation of the Fund/AM/PM

the Company

(ii) Arranger

Daiwa Securities SMBC Co., Ltd.

(iii) Investors

Institutional investors, etc. in Japan; the Company

* The Fund is an undisclosed type. Under the confidentiality agreement with the investors, information on investors, such as their names, is not disclosed.

3. Effects on the Company

As an effect of completion of the creation and commencement of the operation of the Fund on the forecast of business results for the fiscal year ended March 31, 2006, disclosed on November 7, 2005, an extraordinary gain of 2,252 million yen due to sale of properties will be recorded.

* This press release is not intended to solicit investments.